UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
(Amendment No. 6)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Applied Signal Technology, Inc.
(Name of Subject Company)
Applied Signal Technology, Inc.
(Names of Person(s) Filing Statement)
Common Stock, without par value
(Title of Class of Securities)
038237103
(CUSIP Number of Class of Securities)
William B. Van Vleet III
President and Chief Executive Officer
460 West California Avenue
Sunnyvale, California 94086
(408) 749-1888
(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)
Copies To:
Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-3000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           This Amendment No. 6 (this “Amendment No. 6”) amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on December 30, 2010, by Applied Signal Technology, Inc., a California corporation (the “Company”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by RN Acquisition Company, a California corporation (“Purchaser”), a wholly owned subsidiary of Raytheon Company, a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, without par value, of the Company (the “Shares”) that are not already owned by Parent and its subsidiaries at a price of $38.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated December 30, 2010 and the related Letter of Transmittal, as each may be amended or supplemented from time to time.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(22)	Information Regarding the Payment of Applied Signal Technology, Inc. Equity Awards, provided to certain employees of the Company on January 27, 2011.

SIGNATURES
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED SIGNAL TECHNOLOGY, INC.

	By:	/s/ William Van Vleet III
	Name:	William Van Vleet III
	Title:	President and Chief Executive Officer
Date: January 28, 2011